ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Stephen Adams

617-235-4718

stephen.adams@ropesgray.com

October 11, 2018

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re: GMO Trust (File Nos. 002-98772 and 811-04347) and GMO Series Trust (File Nos. 333-174627 and 811-22564) (each, as applicable, the “Registrant” and together, the “Registrants”)

Ladies and Gentlemen:

On August 21, 2018, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Thomas Hiller, Sarah Clinton, and Stephen Adams of Ropes & Gray LLP, counsel to the Registrants, regarding (i) Post-Effective Amendment No. 201 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 247 under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 201/247”), to GMO Trust’s registration statement on Form N-1A relating to twenty-nine series of GMO Trust (each a “GMO Trust Fund”); and (ii) Post-Effective Amendment No. 37 under the Securities Act and Amendment No. 39 under the 1940 Act (“Amendment 37/39”) to GMO Series Trust’s registration statement on Form N-1A relating to thirteen series of GMO Series Trust (each a “GMO Series Trust Fund” and together with the GMO Trust Funds, the “Funds”).

The comments related to prior comments regarding Amendment 201/247 and Amendment 37/39 provided by the Staff Reviewer to Ms. Clinton and Mr. Adams on June 15, 2018 and July 10, 2018, certain of which were addressed to the Staff Reviewer’s satisfaction in comment response letters filed as correspondence via EDGAR on June 29, 2018 (the “First Response Letter”) and on August 16, 2018 (the “Second Response Letter,” and together with the First Response Letter, the “Prior Responses”). The Staff Reviewer’s additional comments provided on August 21, 2018 are each stated below, along with the Registrants’ responses. Capitalized terms not defined herein shall have the meanings assigned to such terms in the Prior Responses or the Registrants’ respective registration statements.

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1.      Comment: With reference to the second comment in the First Response Letter and the first comment in the Second Response Letter concerning the treatment of a Fund’s derivatives for purposes of determining compliance with its policy pursuant to Rule 35d-1 under the 1940 Act (its “Name Policy”), please supplementally inform the Staff how the Funds value derivatives for purposes of determining whether the Funds comply with their Name Policies.

Response: As noted in the adopting release to Rule 35d-1 under the 1940 Act, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Consistent with this statement and the general purposes of Rule 35d-1 under the 1940 Act (and as previously noted in the First Response Letter), the Registrants use either a derivative contract’s notional value or market value, depending on which value the Registrants believe best reflects the economic characteristics of the investment exposure provided by the derivative contract. Below are three examples for Funds that have adopted a Name Policy to invest at least 80% of their assets in “debt” or “bonds”:

Credit Default Swaps. The Registrants typically use the notional amount of a credit default swap to measure the exposure because the Registrants believe that notional value, compared to mark-to-market value, more accurately reflects the swap’s economic characteristics and potential impact on a Fund’s performance. For example, assume a Fund sells protection against the default of a sovereign bond issuer by entering a credit default swap. The credit default swap requires the Fund to purchase $20 million of the sovereign’s bonds at par value in the event of the sovereign’s default, where $20 million is the notional amount and the Fund’s maximum loss amount under the swap. The notional amount is used to measure the Fund’s exposure for purposes of its Name Policy test.

If the Registrants instead measured the Fund’s exposure using the mark-to-market value, the Fund’s exposure would capture only the change in the market value of the swap, if any, since the date on which the Fund entered into the swap. Notably, if there were no change in the market value of the swap (i.e., the market view of the likelihood of the sovereign to default remains stable), the Fund would be deemed to have no exposure under the swap, when in fact it has significant long exposure to this sovereign’s debt.

Futures Contracts. The Registrants typically use the notional value of a long position in a bond futures contract because the Registrants expect that the potential performance impact of holding a long position in a bond futures contract would be tied to the contract’s notional value, rather than its daily mark-to-market value. For example, assume a Fund purchases 25 futures contracts on the 10-year U.S. Treasury Note and each contract is currently priced at $118.625. The Fund would have the obligation to purchase U.S. Treasury Notes on the expiration date of the futures contract. The Fund’s exposure for purposes of its Name Policy test would be $2,965,625, calculated as the number of contracts (25) multiplied by the value of each contract ($1,000) multiplied by the price per contract ($118.625). Because futures contract prices tend to approach the value of the underlying asset as the expiration date approaches, the Fund’s exposure measured using the notional amount appropriately approximates the purchase price of the U.S. Treasury Notes the Fund is obligated to buy on the futures contracts’ expiration date.

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If the Registrants instead measured the Fund’s exposure using the mark-to-market value, the exposure would depend on the difference between the prior day’s price of the contract and the current day’s price. If the price of the contract did not change, the Fund would be deemed not to have any exposure by virtue of the future contracts, notwithstanding the Fund’s continued obligation to purchase a significant block of U.S. Treasury Notes at the expiration date of the contract. Alternatively, if the prior day’s price were $117.000, the Fund’s exposure would be $40,625, calculated as the number of contracts (25) multiplied by the value of each contract ($1,000) multiplied by the change in price per contract ($1.625). Again, the $40,625 grossly understates the cost of the U.S. Treasury Notes the Fund would be obligated to buy at the expiration date.

Options. The Registrants typically use the mark-to-market value of a purchased option because a Fund that purchases an option is not exposed to the full value of the underlying instrument until the Fund exercises the option (which it is not obligated to do). Accordingly, unless and until the Fund exercises the option, the Registrants believe the Fund’s exposure to the underlying instrument is more appropriately measured by the amount that the option is in the money (i.e., a gain) or out of the money (i.e., a loss). For example, assume a Fund holds an option to purchase 100 shares of IBM common stock at $10 per share, and the stock is currently trading at $15 per share. The mark-to-market value of the option (i.e., gain amount) is $500, and that amount is used to measure the Fund’s exposure for the Name Policy test. If a Fund were to exercise the option and purchase the 100 shares, the Fund’s exposure would be measured as the market value of the shares held by the Fund.

2.      Comment: With reference to the fourth comment in the First Response Letter and the second comment in the Second Response Letter regarding the definition of “emerging countries” in GMO Emerging Country Debt Fund and GMO Emerging Country Debt Series Fund, the Staff notes that the Registrants believe the countries outside the Funds’ benchmark or other widely used emerging country indices share key risk and investment characteristics with the countries included in the Funds’ benchmark. Please identify the criteria the Funds use to identify countries that are not in emerging market indices but are classified by GMO as emerging countries.

Response: As previously noted in the Second Response Letter, the Funds invest primarily in sovereign and quasi-sovereign debt in emerging countries. Given the scope of the Funds’ investment focus, the Registrants believe it is advantageous for each Fund to be able to consider the widest range of investments that fit its principal investment strategies. The Registrants believe that some countries that may not be included in an emerging countries or emerging markets index provide appealing investment opportunities and compelling risk-return profiles. The Registrants confirm that the Funds’ definition of emerging countries may result, and has resulted, in exposure to countries that at the time of investment were not in the Fund’s benchmark or other widely used emerging country indices, such as Israel, Congo, Bahrain, Albania, Macedonia, Iceland, Ivory Coast, Grenada, Rwanda, and Greece, although such countries subsequently may have been added to such indices.

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The Registrants believe that these countries share key risk and investment characteristics with the countries included in the Funds’ benchmark and other widely used emerging country indices.1 An emerging market index ordinarily will include a country only if the country meets the index’s criteria, which in the case of the Funds’ benchmark include (among other things) a per capita income ceiling, minimum debt issuance levels and historical restructuring experience. Accordingly, a country may be excluded from the index if, for example, it has not issued sufficient debt that is tradeable in the global marketplace, notwithstanding the fact that the country falls below the per capita income ceiling, has defaulted recently, or otherwise meets the index inclusion criteria. The Registrants believe that such a country may still be considered an “emerging country” and that limiting “emerging countries” to those that satisfy the criteria set by third party index providers is not required or in the best interest of Fund shareholders.

* * * * * *

Very truly yours,

/s/ Stephen Adams

Stephen Adams

cc:	Douglas Y. Charton, Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Ropes & Gray LLP

Sarah Clinton, Ropes & Gray LLP

1 See Investment Company Act Release No. 24828, Section II.C.1 (January 17, 2001).